

September 9, 2013

<u>Via E-mail</u>
Mr. Lucas J. Narel
Chief Financial Officer
NCI, Inc.
11730 Plaza America Drive
Reston, Virginia 20190-4764

> **Re: NCI, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 000-51579**

Dear Mr. Narel:

        We have reviewed your letter dated August 14, 2013 in connection with the above-referenced Form 10-K and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2013.

<u>Item 1. Business, page 2</u>

1.   In response to prior comment 1, you assert that the PEO Soldier contract "is not material to [y]our business." Given that the PEO Solider contract accounted for 16.9%, 15.4%, and 13.7% of revenues in 2012, 2011, and 2010, respectively, as well as 14% of revenues for each of the first two quarters of fiscal 2013, we cannot agree with your assertion that this contract is not material to your business, absent further analysis. To the extent applicable in future filings, please confirm that you will clarify in Business or another appropriate section that the PEO Soldier contract is a cost-plus-fixed-fee contract and that its material terms are described under Business—Contract Types, as you indicate in your response. Please also disclose the term of your PEO Solider contract.

Please contact Luna Bloom, Staff Attorney at (202) 551-3194 with any questions. If you need further assistance, you may contact the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor